Exhibit 99

Letter of Arthur Andersen Representation

To the Securities and Exchange Commission:

     The Company has received a letter from Arthur Andersen, dated March 19, 2002, representing that the audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. The letter also noted that availability of personnel at foreign affiliates of Arthur Andersen was not relevant to the Company’s audit.

By: /s/ John J. Ruhlmann

John J. Ruhlmann
Vice President and Controller

Baltimore, Maryland
March 20, 2002